September 11, 2009

Sherry Haywood

Staff Attorney

Securities and Exchange Commission

Washington, DC 20549

Re:  Constant Environment, Inc.

                    Amendment No. 1 to Registration Statement on Form S-1

                    Filed August 18, 2009

                    File No. 333-161406

                    Form 10-Q for Fiscal Quarter Ended June 30, 2009

                    File No. 333-157621

Dear Ms. Haywood

We represent Constant Environment, Inc. (“Constant Environment” or the “Company”).  We are in receipt of your letter dated September 10, 2009 and the following sets forth the responses to same:

FORM S-1

General

1.

We note that you are proposing to register the resale of a total of 9,920,000 shares of common stock.  In your filing, you disclose that, prior to the offering, there were 48,838,000 shares of your common stock outstanding, 43,400,000 of which are held by company affiliates Jeff Mak, Freda Mak, Ka Leung Mak and Kwok Kong Chan, each of whom is also a selling shareholder.  Based upon this information, we assume that 5,438,000 shares are held by non-affiliates.  By comparison, these selling shareholders are registering 7,800,000 shares for resale in this offering.

Because of the magnitude of the proposed offering being registered for the selling shareholders relative to the number of shares held by non-affiliates, as well as the nature of the relationship of the selling shareholders to the company, it appears that these transactions may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead represent a primary offering which must be made at a fixed price.  Accordingly, if you wish to continue with the proposed offering by these selling shareholders, please identify them as underwriters and include a fixed price at which the securities will be sold for the duration of the offering.  Alternatively, please tell us supplementally why the offering of these shares by the selling shareholders is a true secondary offering.  We may have further comment upon review of your response.

Answer:

The registration statement has been revised to significantly decrease the shares being registered for these affiliates so that such transactions are eligible under Rule 415.  Specifically the number of shares being registered for each shareholder has been decreased to less than one third of the non-affiliates shares.

Although the Company’s understands the general position of the SEC with respect to registering large percentages of issuer shares compared to the number of shares owned by non-affiliates (over 33% of the total number of non-affiliate shares), the Company believes that its given set of circumstances is extraordinary enough to permit the registration of additional securities under a secondary offering pursuant to Rule 415 since only three of the selling security holders are affiliates and each of these individuals are registering less than the one third of the non-affiliate shares.  Based upon same, the SEC should determine that this offering is a secondary offering and is not a primary offering being done on behalf of the issuer and the Company should be permitted to register these shares.

Financial Statements, page 25

2.

Please explain the reference to “Wellentech Services Inc.” on the contents page of the financial statements.  Please also file an updated auditor’s consent if you expect that the consent dated August 14, 2009 will be more than 30 days old at the time of effectiveness.

Answer:

This reference has been amended and the Company has refiled with an updated consent from the auditor.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

Exhibit 31.1

3.

In future filings, please file the certification exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. We note changes to the certifications including:

•

in the first paragraph, the addition of the title of the certifying individual and the company name;

•

in the second paragraph, the addition of the period of the report (e.g. “for the period ended June 30, 2009”); and

•

throughout the certification, replacing “registrant” with the name of the company or with “small business issuer.”

Answer:

The Company has confirmed that in future filings the certifications will be filed exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

ANSLOW & JACLIN, LLP

By:____________________